Exhibit 99.1

Integrated Media Technology Limited Announces Appointment of Director

Australia, Hong Kong, New York, December 18, 2019, Integrated Media Technology Limited (NASDAQ: IMTE) ("IMTE" or the "Company"), is pleased to announce the appointment of Mr. Uwe Henke Von Parpart ("Mr. Parpart") as an independent and non-executive Director of the Company and a member of the Audit, and Compensation and Nomination Committees with effect from December 17, 2019.

Mr. Parpart is currently the Chairman and Publisher of Asia Times Holding Limited, a Hong Kong based English language news media publishing group, covering politics, economics, business and culture from an Asian perspective.

Previously, Mr. Parpart was the Executive Managing Director, Chief Strategist, and Head - Research of RFM of Reorient Group Limited, a company listed on the Hong Kong Stock Exchange Limited, and brought over three decades of experience in finance, journalism, and academia to our Company. Before Reorient, he was the Chief Economist and Strategist at Cantor Fitzgerald HK Capital Markets and prior to that a senior currency strategist at Bank of America.

Mr. Parpart's experience in Asia dates back to the late 1980s, when he worked with the Mitsubishi Research Institute in Tokyo, and later served as an advisor to the Thailand's Prime Minister's office. He has contributed to numerous magazines and publications, was the founding editor of Asia Times from 1995 - 1997, a contributing editor of Forbes magazine, and a columnist for Shinchosha Foresight magazine, Tokyo. He is a frequent guest on CNBC and Bloomberg TV.

After serving as an officer in the German Navy, Mr. Parpart received a Fulbright scholarship for doctoral studies in Mathematics and Philosophy at the University of Pennsylvania. He had also taught at University of Pennsylvania and Swarthmore College.

About Integrated Media Technology Limited ("IMTE")

IMTE is engaged in the distribution of the electronic glass and the design and sales of glasses-free 3D (also known as autostereoscopic 3D) digital signage and video wall, 3D conversion equipment, and software for the film/video production and advertising industries. IMTE also offers consumer products such as glasses-free 3D digital smartphone, tablet, and TV and a photo frame service on a cloud-bases platform connecting users anytime anywhere worldwide. IMTE is headquartered in Hong Kong with regional offices in Australia and China. IMTE is traded on the Nasdaq under the symbol "IMTE". For more information, please visit www.imtechltd.com.

Safe Harbor Statement

This press release contains certain statements that may include "forward-looking statements". All statements other than statements of historical fact included herein are "forward-looking statements". These forward-looking statements are often identified by the use of forward-looking terminology such as "believes", "expects" or similar expressions, involve known and unknown risks and uncertainties. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, they do involve assumptions, risks, and uncertainties, and these expectations may prove to be incorrect. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company's periodic reports that are filed with the Securities and Exchange Commission and available on its website (http://www.sec.gov). All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.

Investor Relations Contact:

Email: info@imtechltd.com

Level 7, 420 King William Street, Adelaide SA 5000, Australia
T: +61 8 7324 6018 F: +61 8 8312 0248 www.imtechltd.com A.B.N. 98 132 653 948 NASDAQ: IMTE